Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2026

Glyfada, Greece, June 10, 2026, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2026.

•	Revenue
o	$12.2 million in Q1 2026 compared to $8.6 million in Q1 2025
•	Adjusted EBITDA
o	$6.2 million in Q1 2026 compared to $2 million in Q1 2025
•	Time Charter Equivalent
o	$15,706 per day in Q1 2026 compared to $9,370 per day in Q1 2025

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of six Kamsarmax and three Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
GLBS Gigi	2014	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817	Marshall Is.
Weighted Average Age: 8.5 Years as of June 10, 2026					680,622

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

Management Commentary

“The first quarter is traditionally a seasonally weaker period for the dry bulk industry. While market conditions were subdued at the beginning of the year, particularly during January, activity and sentiment improved steadily throughout the quarter. Overall, the quarter commenced from a stronger baseline than the corresponding period of 2025 and concluded at levels that compared favorably with the prior year.

“During late February, hostilities in the Persian Gulf resulted in disruptions to cargo movements and supply chains, accompanied by a significant increase in bunker fuel prices and related operating costs. The immediate priority of management was the safety and wellbeing of our seafarers and vessels as we monitored developments and assessed the evolving situation.

“One of our vessels was completing discharge operations in the region when the conflict started. The vessel successfully completed its operations and departed the area safely. We would like to recognize and thank our seafarers and shore-based personnel for their professionalism, dedication, and commitment during a challenging period. Through their efforts, the voyage was completed safely and without material disruption.

“Despite the geopolitical challenges encountered during the quarter, the Company generated positive financial results, further strengthened its balance sheet, maintained high fleet utilization and continued to exercise disciplined cost management.

“Management believes that the disruptions affecting cargo flows, trade patterns, bunker fuels, lubricants and related services may persist for some time and could result in modest increases to certain operating costs. At the same time, evolving trade routes, cargo dislocation and potentially lower average sailing speeds across the global fleet may provide support to dry bulk market fundamentals. Additionally, market participants have speculated that coal consumption may increase modestly in certain regions, which could provide incremental demand should such trends materialize. We also continue to observe encouraging indicators across several of our core commodity trades.

“Early second-quarter trends have been encouraging and compare favorably with the first quarter, although results for the period remain subject to change. As the year progresses, we expect seasonal demand drivers, including grain exports, coal shipments and minor bulk commodities, to contribute positively to market activity. At the same time, we remain focused on closely monitoring bunker and lubricant markets and sourcing supplies efficiently while maintaining our commitment to safety, operational reliability and environmental responsibility.

“Later this year, we expect to take delivery of two fuel-efficient Ultramax vessels currently under construction in Japan. These additions will further enhance the quality, efficiency and competitiveness of our fleet. Upon delivery, our current newbuilding program will be completed, leaving the Company with a modern fleet, a strong balance sheet and significant operational flexibility. We remain committed to disciplined capital allocation and continue to evaluate opportunities that we believe will support long-term value creation for our shareholders.

“While uncertainties remain, management believes the Company is well positioned to benefit from favorable market developments, supported by its modern fleet, strong financial position, experienced personnel, and focus on operational excellence.”

Recent Developments

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader, Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and several countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. The Company has assessed the potential implications of these events on its operations, financial position and performance. Based on information currently available, including the continuation of core business activities, management concluded that there was no significant impact on the Company's operations, financial position or performance during the three-month period ended March 31, 2026. As the situation continues to unfold, it is not practicable to reliably estimate their full financial effect, if any, on future reporting periods.

Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2026	2025
Revenue	12,248	8,619
Net income/(loss)	1,089	(1,482)
Adjusted EBITDA (1)	6,198	1,971
Basic & diluted income/(loss) per common share (2)	0.05	(0.07)

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of common shares for the three-month period ended March 31, 2026, was 21,582,301 and for the three-month period ended March 31, 2025, was 20,582,301.

First Quarter of the Year 2026 compared to the First Quarter of the Year 2025

Net income for the three-month period ended March 2026 amounted to $1.1 million or $0.05 basic and diluted income per share   based on 21,582,301 weighted average number of shares, compared to net loss of $1.5 million for the same period last year or $0.07 basic and diluted loss per share based on 20,582,301 weighted average number of shares.

Revenue

During the three-month period ended March 31, 2026, and 2025, our Voyage revenues reached $12.2 million and $8.6 million respectively. The 42% increase in Voyage revenues is mainly attributed to the increase of the daily Time Charter Equivalent rate (TCE) from $9,370 per vessel per day for the three-month period ended March 31, 2025, to $15,706 per vessel per day during for the same period in 2026, corresponding to an increase of 68%.

Fleet Summary data

	Three months ended March 31,
	2026	2025
Ownership days (1)	810	885
Available days (2)	810	878
Operating days (3)	798	864
Fleet utilization (4)	98.5%	98.5%
Average number of vessels (5)	9.0	9.8
Daily time charter equivalent (“TCE”) rate (6)	$15,706	$9,370
Daily operating expenses (7)	$5,142	$5,321

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances and the days during which the vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our operating days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Effective the first quarter of 2026, we have changed and redefined the way that we calculate TCE to include in operating days — rather than exclude — the days that vessels are seeking employment, and we now calculate TCE based on the number of operating days instead of available days. We have determined to make these changes because they align better to how many other public companies define TCE, which provides investors with consistency. We also believe that calculating fleet utilization based on the number of days that the vessels were available to be hired, even if seeking employment, provides more meaningful information to investors. We have recalculated and recast the previous periods’ TCE rates using this new definition and methodology. The figures herein may not be consistent with our previously disclosed TCE and related figures in previous periods due to these changes.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
Consolidated Condensed Statements of Operations:	2026	2025
(In thousands of U.S. dollars, except per share data)	(unaudited)
Total Revenue	12,248	8,619
Gain on sale of bunkers, net	493	-
Voyage and Operating vessel expenses	(4,372)	(5,231)
General and administrative expenses	(2,147)	(1,382)
Depreciation and amortization	(3,518)	(3,743)
Gain from sale of vessel	-	2,137
Other expenses, net	(24)	(35)
Interest expense and finance cost, net	(1,595)	(1,824)
Gain/(Loss) on derivative financial instruments, net	4	(23)
Net income/(loss) for the period	1,089	(1,482)

Basic & diluted income/(loss) per share for the period (1)	0.05	(0.07)
Adjusted EBITDA (2)	6,198	1,971

(1) The weighted average number of shares for the three-month period ended March 31, 2026, was 21,582,301 and for the three-month period ended March 31, 2025, was 20,582,301.

(2) Adjusted EBITDA represents net earnings/(losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance, we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net (loss)/ income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2026	2025
	(Unaudited)
Total Net income/(loss) for the period	1,089	(1,482)
Interest expense and finance cost, net	1,595	1,824
(Gain)/Loss on derivative financial instruments, net	(4)	23
Depreciation and amortization	3,518	3,743
Gain from sale of vessel	-	(2,137)
Adjusted EBITDA	6,198	1,971
Payment of deferred dry-docking costs	(45)	(430)
Net increase in operating assets	(3,010)	(1,543)
Net increase in operating liabilities	1,697	870
Provision for staff retirement indemnities	14	43
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	4	(6)
Net cash generated from operating activities	4,858	905

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2026	2025
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	4,858	905
Net cash generated from investing activities	159	8,706
Net cash used in financing activities	(3,686)	(5,358)

	As at March 31,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2026	2025
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for vessel purchase, net	252,344	255,764
Cash and cash equivalents (including restricted cash)	30,035	28,704
Other current and non-current assets	8,271	4,352
Total assets	290,650	288,820
Total equity	177,083	175,994
Total debt & Finance liabilities, net of unamortized debt discount	107,330	109,245
Other liabilities	6,237	3,581
Total equity and liabilities	290,650	288,820

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 680,622 dead weight tons and a weighted average age of 8.5 years as of June 10, 2026.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

5